Exhibit W

36.  Attach as Exhibit W any specifications, qualifications, or other criteria required of persons who supply security-based swap information to the applicant for collection, maintenance, processing, preparing for distribution, and publication by the applicant or of persons who seek to connect to or link with the applicant.

Entities who utilize the services of DTCC Data Repository (U.S.) LLC ("SDR") will be required to meet standard technical and functional requirements, as well as complete customer documentation and must be in compliance with the technical specifications of the SDR system as set forth in DDR's Operating Procedures.   See also Exhibit V.